Yatsen Holding Limited

Floor 39, Poly Development Plaza

No.832 Yue Jiang Zhong Road, Haizhu District

Guangzhou 510335

People’s Republic of China

July 25, 2025

VIA EDGAR

Mr. Al Pavot

Ms. Tayyaba Shafique

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2024
Filed April 22, 2025
File No. 001-39703

Dear Mr. Pavot and Ms. Shafique:

This letter sets forth the Company’s response to the comment contained in the letter dated July 3, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 22, 2025 (the “2024 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F filed April 22, 2025

Note 1, page F-14

1.
Your disclosure here reports a 100% beneficial ownership interest in the VIE whereas your disclosure on page 5 indicates that the VIE is 100% owned by two individuals. Please expand your disclosure on page F-14 to distinguish between your controlling interest and your actual ownership interest.

Yatsen Holding Limited

July 25, 2025

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in its future Form 20-F filings (page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

VIE:
Huizhi Weimei (Guangzhou) Trading Co., Ltd. (“HZ VIE”)	PRC	February 22, 2019	100%(1)	Cosmetics Sales

(1)
The Group’s Chief Executive Officer and Huiyue (Guangzhou) Trading Limited Partnership (“HYLP”) hold 75% and 25% of equity interests in HZ VIE, respectively. The general partner of HYLP is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by the Group’s Chief Executive Officer. Although the Group does not directly own any equity in HZ VIE, it is the primary beneficiary of HZ VIE’s operations through a series of contractual arrangements. Therefore, the Group’s beneficial ownership in HZ VIE is 100%.

Note 8, page F-32

2.
We note that your equity method investments comprise over 16% of your total assets. Please explain to us why your equity in Income from equity method investments balance on page F-7 has decreased substantially even though your disclosure on page F-33 reports increases in the revenues and income of these investees. Please also clarify for us whether you have received any dividends from these investees. For each of the equity investees referenced in footnotes (a) and (b), please describe in detail the objective evidence you considered in concluding that no impairment charges were required in 2024.

The Staff’s comment is duly noted.

(1)
In response to the Staff’s comment, the Company respectfully submits that, while there was an increase in combined revenue and net income of all the equity method investments of the Group as disclosed on page F-33 of the 2024 Form 20-F, the “income

Yatsen Holding Limited

July 25, 2025

from equity method investments, net” presented on the face of consolidated statements of operations decreased substantially in 2024 as compared with 2023. This is primarily because the Group’s income from equity method investments reflects an aggregated net effect of the corresponding profits and losses of each investee and the Group’s respective share of ownership percentages in each investee. In contrast, the combined net income disclosed on page F-33 of the 2024 Form 20-F represents the gross net income or loss of all equity method investments at the investees standalone entity-level, without considering the Group’s equity ownership percentages, which vary among all the investees.

In particular, although the combined net income of all investees increased in 2024, loss incurred by one investee (“Investee A”), in which the Group holds a relatively higher ownership interest (i.e. 33%), increased at its standalone entity-level in 2024. As a result, the Group’s share of loss from Investee A partially offset the shared income from the other profit-making investees (The Group’s ownership percentage in the investee with the largest net income in both 2024 and 2023 is 16%), leading to a lower total net equity-accounted profit compared to 2023.

In summary, in 2024, despite the increased profit (and decreased loss) in other investees, the loss recorded by Investee A (where the Group’s holding is higher) required the Group to recognize a share of loss that offsets the total equity method investment income for the year more than in prior year.

(2)
In response to the Staff’s comment, the Company respectfully submits that, from 2022 to 2024, the Group only received dividends of RMB57 thousand from one of these investees. The dividend payment took place in 2023.
(3)
In response to the Staff’s comment, the Company respectfully submits that, for the equity investees referenced in footnotes (a) and (b), our consideration in concluding that no impairment charges were required in 2024 is as follows:
(a)
There were five equity investees referenced in footnote (a). Out of these five equity method investments, the top two investments accounted for 94% of the ending balance of RMB577 million. The remaining three investees, including Investee A, are immaterial individually in terms of the Company’s equity method investment balance as of December 31, 2022, 2023 and 2024. Further details of these two investees (“Investee B” and “Investee C”) are set forth below:
•
Investee B is a manufacturing company, which is also a supplier of the Group. The plant of Investee B was newly established and commenced production in August 2023. The Company has obtained and assessed the financial statements of Investee B for the year ended December 31, 2024. Considering that: (1) Investee B was still in a start-up stage in 2024; (2) Investee B’s net loss narrowed in 2024 as compared with 2023 as a result of increased production volume and revenues; (3) Investee B’s financial performance in 2024 was on track and in line with the Company’s expectation and Investee’s budget; (4) Investee B did not

Yatsen Holding Limited

July 25, 2025

record any intangible or long-lived asset impairment charges in both 2023 and 2024; and (5) Investee B’s 2025 budget revenue continued to increase compared with 2024, among other considerations, the Company did not identify the loss in investment value that is other than temporary for Investee B in 2024.
•
Investee C is an investment company which holds investments in various portfolio companies. Investee C measured its investments at fair value, and changes recorded in income statement. The Company has obtained and assessed the audited financial statements of Investee C for the year ended December 31, 2024. Considering that: (1) Investee C is continually profit making in 2023 and 2024 while the profit recorded by Investee C in 2024 is larger than 2023; (2) the majority of assets held by Investee C (i.e. investments in portfolio companies) were already measured at fair value; and (3) all the existing shareholders of Investee C injected, in proportion to their respective equity interests, an aggregate additional capital of RMB258 million to Investee C in 2024, of which RMB42 million was injected by the Company in the fourth quarter of 2024, to support Investee C’s future business development, the Company did not identify loss in investment value that is other than temporary for Investee C in 2024.
(b)
There were three equity investees referenced in footnote (b), which are equity investments without readily determinable fair values applying “measurement alternative method”. The largest investment represents the Group’s investment in Investee D, which accounted for approximately 75% of total balance of RMB76 million as of December 31, 2024. The remaining two investees are immaterial individually and in the aggregate.

Investee D is a biotechnology company. Between the fourth quarter of 2024 and April 2025, it completed its Series B financing. Pursuant to the relevant shareholders’ agreements the Company obtained, the price per share in the Series B financing, which did not represent an observable price change, was higher than the per-share cost of the Series A+ round shares held by the Company. Based on this and other considerations, the Company did not identify any impairment indicators in 2024.

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at +86 20 8730 7310 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4835 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors,
Yatsen Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Genie Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP